UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2018

Kemper Corporation

(Exact Name of Registrant as Specified in Charter)

DE	001-18298	95-4255452
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One East Wacker Drive Chicago, IL	60601
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 312-661-4600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Shareholders of Kemper Corporation (the “Company”) was held on Friday, June 1, 2018 in Chicago, Illinois to vote upon the following proposals set forth in a definitive joint proxy statement/prospectus dated and filed with the Securities and Exchange Commission (“SEC”) on April 27, 2018 (the “Proxy Statement”): (i) to approve the issuance of shares of Company common stock (the “Share Issuance Proposal”) pursuant to the Agreement and Plan of Merger, dated as of February 13, 2018 (the “Merger Agreement”), by and among the Company, Vulcan Sub, Inc., a wholly owned subsidiary of the Company, and Infinity Property and Casualty Corporation (“Infinity”); (ii) to adjourn the Annual Meeting, for a period no longer than twenty (20) business days in the aggregate, for the absence of a quorum or to allow reasonable additional time to solicit proxies in favor of the Share Issuance Proposal if there are insufficient votes in favor of the Share Issuance Proposal at the time of the Annual Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”); (iii) to elect the ten director nominees named in the Proxy Statement; (iv) to ratify, on a non-binding, advisory basis, the selection of Deloitte & Touche LLP as the Company’s independent registered public accountant for fiscal year 2018; and (v) to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, as described in the Proxy Statement. The final voting results for each of the proposals submitted to a vote of shareholders at the Annual Meeting are as follows:

Proposal 1:	Share Issuance Proposal

A majority of votes cast by shareholders voted to approve the Share Issuance Proposal:

For	Against	Abstain	Broker Non-Votes
43,375,345	413,221	99,056	N/A

Proposal 2:	Meeting Adjournment Proposal

Because a quorum was present at the Annual Meeting and a majority of votes cast by shareholders voted to approve the Share Issuance Proposal, the vote was not called on the Adjournment Proposal.

Proposal 3:	Election of Directors

Shareholders elected each of the ten director nominees named in the Proxy Statement:

Nominees	For	Against	Abstain	Broker Non-Votes
George N. Cochran	43,587,372	171,541	128,709	N/A
Kathleen M. Cronin	39,366,160	4,353,333	168,129	N/A
Douglas G. Geoga	43,572,773	252,853	61,996	N/A
Thomas M. Goldstein	43,642,523	186,250	58,849	N/A
Lacy M. Johnson	43,481,813	368,191	37,618	N/A
Robert J. Joyce	43,633,331	205,742	48,549	N/A
Joseph P. Lacher, Jr.	43,650,314	177,566	59,742	N/A
Christopher B. Sarofim	43,617,043	211,641	58,938	N/A
David P. Storch	41,254,545	2,582,385	50,692	N/A
Susan D. Whiting	43,658,596	191,199	37,827	N/A

Proposal 4:	Advisory Vote to Ratify Deloitte & Touche LLP as Independent Registered Public Accountant

A majority of votes cast by shareholders voted, on a non-binding, advisory basis, to ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accountant for fiscal year 2018:

For	Against	Abstain	Broker Non-Votes
47,986,508	425,075	68,738

Proposal 5:	Advisory Vote to Approve Compensation of Named Executive Officers

A majority of votes cast by shareholders voted, on a non-binding, advisory basis, to approve the compensation of the Company’s named executive officers, as described in the Proxy Statement:

For	Against	Abstain	Broker Non-Votes
42,934,922	727,592	225,108	N/A

Item 8.01	Other Events.

On June 1, 2018, the Company and Infinity issued a joint press release announcing the voting results of the Share Issuance Proposal and the voting results of a proposal to adopt the Merger Agreement presented at a special meeting of the shareholders of Infinity. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K may contain or incorporate by reference statements or information that are, include or are based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise for the future, and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as “believe(s),” “goal(s),” “target(s),” “estimate(s),” “anticipate(s),” “forecast(s),” “project(s),” “plan(s),” “intend(s),” “expect(s),” “might,” “may,” “could” and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining actual future results and financial condition. The general factors that could cause actual results and financial condition to differ materially from those expressed or implied include, without limitation, the following: (a) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger involving the Company, a wholly-owned subsidiary of the Company and Infinity, including, without limitation, the receipt of regulatory approvals (including approvals, authorizations and clearance by insurance regulators necessary to complete such proposed merger) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger); (b) unanticipated difficulties or expenditures relating to such proposed merger; (c) risks relating to the value of the shares of the Company’s common stock to be issued in such proposed merger; (d) disruptions of the Company’s and Infinity’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger, including, without limitation, the ability of the combined company to hire and retain any personnel; (e) legal proceedings that may be instituted against the Company and Infinity in connection with such proposed merger; and (f) those factors listed in annual, quarterly and periodic reports filed by the Company and Infinity with the SEC, whether or not related to such proposed merger.

The Company assumes no, and expressly disclaims any, duty or obligation to update or correct any forward-looking statement as a result of events, changes, effects, states of facts, conditions, circumstances, occurrences or developments subsequent to the date of this Current Report on Form 8-K or otherwise, except as required by law. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC.

Additional Information About the Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the proposed merger involving the Company, a wholly-owned subsidiary of the Company and Infinity, among other things. In connection therewith, the Company filed with the SEC a Registration Statement on Form S-4 that includes a definitive joint proxy statement of the Company and Infinity and also constitutes a definitive prospectus of the Company, and each of the Company and Infinity may be filing with the SEC other documents regarding the proposed transaction. The Company and Infinity commenced mailing of the definitive joint proxy statement/prospectus to the Company’s shareholders and Infinity’s shareholders on April 30, 2018. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR INFINITY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents filed with the SEC by the Company and Infinity through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge under the “Investors” section of the Company’s website located at http://www.kemper.com or by contacting the Company’s Investor Relations Department at 312.661.4930 or investors@kemper.com. Copies of the documents filed with the SEC by Infinity are available free of charge under the “Investor Relations” section of Infinity’s website located at http://www.infinityauto.com or by contacting Infinity’s Investor Relations Department at 205.803.8186 or investor.relations@infinityauto.com.

Item 9.01.	Financial Statements and Exhibits.

(d)                Exhibits:

Exhibit Number	Description of Exhibit

99.1	Joint Press Release of Kemper Corporation and Infinity Property and Casualty Corporation, dated June 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kemper Corporation

By:	/s/ C. Thomas Evans, Jr.
C. Thomas Evans, Jr.
Senior Vice President, Secretary and General Counsel

Date: June 1, 2018